Exhibit 99.121

PRESS RELEASE

Overwatch, Rocket League, Call of Duty plus racing legends drive continued Torque Esports expansion

●	Gaming continues to expand the ‘stay at home economy’ - Collegiate Clash competitions grow with UMG Gaming - UMG Gaming continue charity initiatives for COVID-19

MIAMI, April 1, 2020 /PRNewswire/ — The global shift to the “stay at home economy” has continued to drive Torque Esports Corp.’s (TSXV: GAME) (OTCQB: MLLLF) impressive content expansion.

Despite transferring operations to a ‘work from home’ model, Torque Esports and its global content teams have continued to expand over the past week.

UMG Gaming last week completed week two of its Overwatch Collegiate Clash competition in conjunction with Activision Blizzard. Featuring eight college esports teams, the University of Utah took the crown for the second consecutive week in this globally-streamed competition.

This Thursday, UMG will expand the Collegiate Clash concept with the new Rocket League Collegiate Clash tournament. This new live stream is being produced by UMG staff from their homes in Las Vegas – the future venue for UMG’s next streaming studio.

“A lot of future content will come from our new studio in Las Vegas, but our team has been working diligently to ensure we can continue to provide fans with entertaining gaming content, but also respect the latest social distancing initiatives,” Torque Esports COO, Darcy Lorincz said.

“Demand for esports entertainment has never been higher and our team has done an incredible job in ensuring we can continue to provide live competitive gaming content despite the issues we are all facing.”

From January to March this year, esports streaming global viewership has grown more than 17 percent – a total of 1.75 billion minutes of content was watched globally during March according to Torque Esport’s live esports streaming data analytics analysis experts, Stream Hatchet.

In addition to giving esports fans quality content, Torque Esports, UMG, and its partners have focussed on being able to give back in these difficult times.

UMG operated production for Luminosity Gaming during last Saturday’s Twitch Stream Aid Charity Marathon which raised more than $2.8 million to combat COVID-19.

The UMG-produced Luminosity Gaming segment was broadcast with the first hour featuring Call of Duty: Warzone content with NFL stars Darius Slay (Philadelphia Eagles), Richard Sherman (San Francisco 49ers) and professional Call of Duty player representing the Seattle Surge, “Slacked.”

The second hour continued with Fortnite played by leading players “Formula”, “Randumb”, “Nicks”, “Kiwiz” and “Razz”.

Additionally, UMG and Torque Esports have continued its partnership with leading esports organization FaZe Clan with its #Fight2Fund campaign – completing its third live stream this past Monday.

Between the UMG streams, Torque Esports’ third round of The Race All-Star Esports Battle, the new Legends Trophy event plus its debut stream for The Trans Am Series presented by Pirelli – Torque Esports delivered an incredible 2.7 million minutes of live-streamed content.

UMG is the leading platform for online tournament play and esports events and programming. The platform has generated more than 1.2 billion page views, 25 million video views and has paid out more than US$3 million in prize money.

The Torque Esports group also includes the Barcelona, Spain-based data analytics experts Stream Hatchet; Lyon, France-based game studio, Eden Games; Maranello, Italy-based motorsport simulator company, Allinsports; Silverstone, UK-based content and esports tournament creators, IDEAS+CARS; plus London-UK-based motorsport and esports racing media platform, The Race.

Torque Esports Stock Options

The Torque Esports Corp. Board of Directors has approved the grant of 2,550,000 incentive stock options, which were granted to directors and senior officers of the Company. The options are exercisable into common shares of the Company at a price of $0.75 per share. Subject to the rules of the TSX Venture Exchange and the Company’s 2019 Omnibus Equity Incentive Plan, all options will expire on April 1, 2023 and vest immediately.

Torque Esports RSU Grants

The Company has also granted an aggregate of 400,000 RSUs to directors and senior officers of the Company, which vest immediately. Each RSU entitles the holder to receive one common share of the Company by delivering an exercise notice in accordance with the Company’s 2019 Omnibus Equity Incentive Plan.

About Torque Esports

The company focuses on three areas – esports data insights, esport tournament hosting & programming and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament and programming platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

Page 3 of 3